November 28, 2012

FILED BY EDGAR CORRESPONDENCE

Mr. Max A. Webb
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

RE:    SEACOR Holdings Inc.
Responses to Staff comments on:
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 23, 2012
Definitive Proxy Statement on Schedule 14A
Filed April 30, 2012
File No. 001-12289

Dear Mr. Webb:

This letter is written on behalf of SEACOR Holdings Inc. (“Company”) in response to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) as set forth in your letter to the Company dated November 14, 2012. For your convenience, the numbered paragraphs in this letter correspond to the original numbered paragraphs in the Staff's comment letter and we have repeated the Staff's comments in bold text preceding our responses.

Form 10-K for Fiscal Year Ended December 31, 2011

Controls and Procedures, page 101

1.
We note your disclosure that your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures were effective as of December 31, 2011. Please provide an analysis as to how they deemed such controls and procedures to be effective in light of the sales of unregistered shares to employees in fiscal years 2010 and 2011 under the 2009 Employee Stock Purchase Plan due to a failure to register such transactions.

The Company's principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures were designed and are functioning effectively to provide “reasonable assurance” that the information required to be disclosed by the Company to the Commission is properly and timely recorded, processed, summarized and reported.

Mr. Max A. Webb
November 28, 2012

Section II.F.4 of Release No. 33-8238 discusses the term “reasonable assurance,” noting that “it is built into the definition of internal control over financial reporting,” and referencing Statement on Auditing Standards AU § 319.18. Section 13(b)(7) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) defines “reasonable assurance” for internal control over financial reporting as:

…such level of detail and degree of assurance as would satisfy prudent officials in the conduct of their own affairs.

The accounting literature has various definitions of “reasonable assurance,” including (a) high but not absolute assurance, (b) probable, and (c) a remote likelihood of non-occurrence. The Company's principal executive officer and principal financial officer considered such definitions of “reasonable assurance” when they determined that the Company's disclosure controls and procedures were functioning effectively at a “reasonable assurance” level.

Although the Company inadvertently failed to file timely with the Commission a registration statement on Form S-8 relating to shares of Company's common stock issuable under the Company's 2009 Employee Stock Purchase Plan, such failure represents an atypical exception to the Company's long history of compliance with the registration requirements under the Securities Act of 1933, as amended (the “Securities Act”), and reporting requirements under the Exchange Act. In fact, in the approximately 20 years since the Company's initial public offering in 1992, the Company has timely filed (i) all registration statements under the Securities Act (at least eight registration statements on Form S-8 and at least 29 in total) with the exception of the Form S-8 at issue and (ii) all periodic reports under the Exchange Act with the exception, from over seven years ago, of a single Current Report on Form 8-K. Even for the two exceptions, the underlying related disclosures were made timely (i.e., in the case of the Form S-8 at issue, the Company believes it has always provided the employee-participants in the plan with the same information they would have received had the registration statement been filed; and in the case of the 8-K, although the report was filed late the information regarding the relevant event was press released contemporaneously with the occurrence of such event).

In evaluating the effectiveness of the Company's disclosure controls and procedures, the Company's principal executive officer and principal financial officer considered, among other things (i) the aforementioned history of timely compliance with the registration and reporting requirements and (ii) the demonstrated knowledge and expertise of Company personnel involved in the administration of the Company's employee benefit plans and the preparation and filing of registration statements with respect thereto. Notwithstanding the inadvertent failure to file timely the single Form S-8 at issue, the Company's principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level. The Company has buttressed its disclosure controls and procedures, including by adding certain checklists, to ensure that in the future the Company timely meets its registration obligations with respect to employee benefit plans.

Mr. Max A. Webb
November 28, 2012

Definitive Proxy Statement on Schedule 14A

2.
We note that you did not include the Schedule 14A cover page with the definitive proxy statement you filed on April 30, 2012. Please confirm that in future filings you will include such cover page pursuant to Rule 14a-6(m) of the Exchange Act.

The Company confirms that it will comply with this comment in its future filings by including the Schedule 14A cover page with any proxy statement that it files, pursuant to Rule 14a-6(m) of the Exchange Act.

* * * * *

The Company hereby acknowledges to the Commission:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *
If the Staff has any questions regarding the foregoing responses, please call the undersigned at (954) 627-5206.

Sincerely,
/s/ Paul L. Robinson
Paul L. Robinson
Senior Vice President and General Counsel

Cc:	Mr. Charles Fabrikant, Executive Chairman of the Board, and Principal Executive Officer of SEACOR Holdings Inc.
Mr. Richard Ryan, Senior Vice President and Chief Financial Officer of SEACOR Holdings Inc.

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